SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM CB/A

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Malaysia
(Jurisdiction of Subject Company's Incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable)

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chartchai Pusavat
Rashid Hussain Berhad
Level 12, Tower One RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9287 8888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

"Memorandum to the holders of the US$200 million Rashid Hussain Berhad 1.5% Exchangeable Bonds due 2007 exchangeable for ordinary shares of RHB Capital Berhad" of Rashid Hussain Berhad (***RHB***), dated 26 September 2002.

Item 2. Informational Legends

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular furnished on the Form CB submitted by RHB to the Securities and Exchange Commission (the ***Commission***) on 31 May 2002 (***Form CB***).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with its submission of Form CB to the Commission on 31 May 2002, RHB filed with the Commission a written irrevocable consent and power of attorney on Form F-X dated 30 May 2002.

After due inquiry and to the best of my knowledge and belief, I certify on behalf of RHB that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: [signature]

Name: Chong Kin Leong
Title: Finance Director
Date: 27 September 2002

MEMORANDUM

**to the holders of the US$200 million Rashid Hussain Berhad (*RHB*)
1.5% Exchangeable Bonds due 2007 (the *Bonds,* and holders of the Bonds, the *Bondholders*)
exchangeable for ordinary shares of RHB Capital Berhad**

For the terms not separately defined in this document, they should carry the same meanings as in the explanatory circular to Bondholders dated 30 May 2002 (the *Explanatory Circular*)

Dear Bondholders,

Thank you for your continued support to RHB.

Subsequent to our notice to Bondholders dated 21 June 2002, we would like to take this opportunity to provide you with an update of the proposed restructuring of the Bonds (the *Proposed Bond Restructuring*) with respect to the following areas:

1) <u>Approvals for the Proposed Bond Restructuring</u>

We are pleased to inform you that the Foreign Investment Committee has approved the Proposed Bond Restructuring on 29 August 2002. Subsequently, Bank Negara Malaysia has also approved the Proposed Bond Restructuring on 2 September 2002.

Please refer to our announcements to the Kuala Lumpur Stock Exchange (the *KLSE*) dated 2 September 2002 and 5 September 2002, respectively (Exhibit A & Exhibit B).

RHB has made the necessary submission to the Securities Commission (the SC) on 10 September 2002 and is currently awaiting the approval from the SC.

2) <u>Approvals for the Proposed Restructuring of the RM Bonds</u>

On 24 June 2002, holders holding 83.25% of the RM Bonds approved the Proposed Restructuring of the RM Bonds.

Approval from Bank Negara Malaysia was obtained on 11 and 21 June 2002 and subsequently, the SC has also approved the Proposed Restructuring of the RM Bonds on 26 June 2002.

Please refer to our announcements to the KLSE dated 24 June 2002 and 2 July 2002 (Exhibit C & Exhibit D).

3) <u>Finalisation of agreement for the Proposed Restructuring of the Secured Short Term Borrowings</u>

RHB has finalised negotiations with the existing creditors of the Secured Short-Term Borrowings and is in the process of finalising the necessary legal documentation for purposes of effecting the Proposed Restructuring of the Secured Short Term Borrowings. RHB will make the necessary announcements to the KLSE once the agreements have been executed.

4) <u>Status of the Proposed Group Restructuring Scheme</u>

4.1 Completion of preliminary due diligence for Proposed Acquisition of Bank Utama (Malaysia) Berhad (*Bank Utama*) by RHB Bank Berhad (*RHB Bank*)

KPMG has carried out and completed a preliminary due diligence exercise on Bank Utama, based on the audited net tangible assets (the *NTA*) of Bank Utama as at 31 December 2001. Following which RHB, RHB Bank and Utama Banking Group Berhad have mutually arrived at the adjusted NTA of Bank Utama as at 31 December 2001 ("*First NTA*") of approximately RM783.6 million. The indicative purchase price for Bank Utama based on the First NTA is therefore RM1.567 billion.

KPMG shall continue to undertake due diligence review of Bank Utama until the date of the completion accounts (i.e. when all conditions precedent for the Proposed Acquisition of Bank Utama have been fulfilled) for the purposes of determining the final NTA and in turn the final purchase price for Bank Utama pursuant to the terms of the sale and purchase agreement for the acquisition of Bank Utama.

Please refer to our announcement to the KLSE dated 24 July 2002 (Exhibit E).

4.2 Approvals for the Proposed Group Restructuring Scheme

RHB Group has made the necessary submission to the SC on 26 July 2002 and is currently awaiting the approval from the SC. Meanwhile, the company has obtained the approval from the Foreign Investment Committee on 6 August 2002.

Please refer to our announcement to the KLSE dated 12 August 2002 (Exhibit F).

Following the clearance received from the KLSE on circulars to shareholders, RHB Group has issued notices of the respective shareholders' EGM, which will be convened on 10 October 2002 to seek the approval of the shareholders to the Proposed Group Restructuring Scheme.

4.3 Progress of the proposed Scheme of Arrangement to privatise RHB Sakura

On 5 September 2002, RHB Group received the court order to convene court-convened shareholder meeting of RHB Sakura for the proposed Scheme of Arrangement. Such shareholder meeting will be held on 10 October 2002.

Subsequently, on 12 September 2002, RHB Group has also made the necessary submission to the SC regarding the issuance of the RHB Capital Bonds (proceeds of which will be used to fund the proposed privatisation of RHB Sakura) and is currently awaiting the approval from the SC.

As is evident from the above, RHB has made considerable progress in achieving the necessary steps required to satisfy the Conditions Precedent of the Proposed Bond Restructuring. Given the current progress, RHB expects that the Effective Date, being the date on which RHB notifies Bondholders that the Conditions Precedent have been satisfied, will fall in the second half of December 2002.

As detailed in the Explanatory Circular, the Proposed Bond Restructuring is scheduled to close on the 50th business day after the Effective Date (the *Closing Date*). On the Closing Date, RHB will issue New Bonds to Qualifying Holders and Bonds held by Qualifying Holders will be cancelled. On the Warrants Transfer Date, being the 52nd business day after the Effective Date, the Settlement Agent will transfer New Warrants to Qualifying Holders. Please refer to the section "Bond Restructuring – Issue of New Securities" of the Explanatory Circular for other details.

Bondholders who wish to seek any clarification on the Proposed Bond Restructuring are invited to contact RHB or Credit Suisse First Boston (Singapore) Limited, details of which are set out below:

RHB

Rashid Hussain Berhad
Level 9, Tower One,
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn: Rosley Ahmad
Tel: +603 9280 2125
Fax: +603 9284 7189
Email: rosley@rhb.com.my

CREDIT SUISSE FIRST BOSTON (SINGAPORE) LIMITED

1 Raffles Link
#03/#04-01 South Lobby
Singapore 039393

Attn:	Edwin Low	Ranjit Lakhanpal	Joseph Mak
Tel:	+65 6212 3273	+65 6212 3307	+852 2101 6928
Fax:	+65 6212 3577	+65 6212 3577	+852 2101 7721
Email:	edwin.low@csfb.com	ranjit.lakhanpal@csfb.com	joseph.mak@csfb.com

Dated 26 September 2002

EXHIBIT A

General Announcement
Reference No MM-020902-53227

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	02/09/2002

Type : **Announcement**
Subject : **RASHID HUSSAIN BERHAD ("RHB")**

- PROPOSED RESTRUCTURING OF THE USD200,000,000 NOMINAL AMOUNT OF RASHID HUSSAIN BERHAD 1.5% PER ANNUM EXCHANGEABLE BONDS DUE 2007 (HEREINAFTER REFERRED TO AS THE "PROPOSED BOND RESTRUCTURING")

Contents :

We refer to our announcement dated 21 June 2002 in relation to the Proposed Bond Restructuring.

AmMerchant Bank Berhad (*formerly known as Arab-Malaysian Merchant Bank Berhad*) ("AmMerchant Bank"), on behalf of RHB, wishes to announce that the Foreign Investment Committee has approved the Proposed Bond Restructuring vide its letter dated 29 August 2002 which was received on 30 August 2002.

The Proposed Bond Restructuring is still subject to, inter-alia, the approvals of the Securities Commission, Bank Negara Malaysia and the shareholders of RHB.

This announcement is dated 2 September 2002.

EXHIBIT B

General Announcement
Reference No MM-020905-35528

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	05/09/2002

Type : **Announcement**
Subject : **RASHID HUSSAIN BERHAD ("RHB")**

- PROPOSED RESTRUCTURING OF THE USD200,000,000 NOMINAL AMOUNT OF RASHID HUSSAIN BERHAD 1.5% PER ANNUM EXCHANGEABLE BONDS DUE 2007 (HEREINAFTER REFERRED TO AS THE "PROPOSED BOND RESTRUCTURING")

Contents :

Further to our announcements dated 21 June 2002 and 2 September 2002 in relation to the Proposed Bond Restructuring, AmMerchant Bank Berhad (*formerly known as Arab-Malaysian Merchant Bank Berhad*), on behalf of RHB, wishes to announce that Bank Negara Malaysia ("BNM") has vide its letter dated 2 September 2002 which was received on 4 September 2002 approved the Proposed Bond Restructuring.

The approval from BNM is subject to, inter-alia, the following main conditions:-

(i) prior approval must be sought from the Foreign Exchange Administration Department ("FEAD") for any revision to the terms and conditions of the New Bonds;

(ii) the redemption of the New Bonds shall be by way of approved foreign denominated currency (except for the currency of Israel, Serbia and Montenegro); and

(iii) RHB is required to inform the FEAD of the source of funds in the event of any early redemption of the New Bonds.

The Proposed Bond Restructuring is still subject to, inter-alia, the approvals of the Securities Commission and the shareholders of RHB.

This annoucement is dated 5 September 2002.

EXHIBIT C

General Announcement
Reference No MM-020624-57976

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	24/06/2002

Type : **Announcement**

Subject : **RASHID HUSSAIN BHD ("RHB" OR THE "COMPANY")**

PROPOSED AMENDMENTS TO THE TERMS OF THE TRUST DEED AND PROPOSED REDEMPTION OF THE RASHID HUSSAIN BERHAD RM800 MILLION NOMINAL AMOUNT OF 2.5% PER ANNUM REDEEMABLE SECURED BONDS 1997/2002 ("BONDS 97/02")

(HEREINAFTER TO BE REFERRED TO AS THE "PROPOSALS")

Contents :

1. INTRODUCTION

On 25 June 1997, RHB had issued the Bonds 97/02 on a "bought deal" basis with 55,038,988 detachable warrants and the total proceeds amounting to RM800 million were utilised to pay part of the bank borrowings obtained by the Company to fund the acquisition of Kwong Yik Bank Berhad. The Bonds 97/02 are constituted by a trust deed dated 25 June 1997, supplemental agreement dated 17 July 1998 and supplemental trust deeds dated 5 September 1998 and 16 September 1998 (collectively referred to as the "Trust Deed") and are redeemable by RHB at their nominal value upon maturity on 25 June 2002.

On 20 March 2002, AmMerchant Bank Berhad *(formerly known as Arab-Malaysian Merchant Bank Berhad)*("AmMerchant Bank") on behalf of RHB Group had announced a proposed group restructuring scheme of the RHB Group ("Proposed Group Restructuring Scheme") which includes the proposed repayment of the Bonds 97/02 via the exchange of the same with RM800 million nominal value of RHB Bank Tier II Subordinated Debt ("RHB Bank Sub-Debt") to be issued by RHB Bank Berhad ("RHB Bank") to RHB pursuant to the proposed acquisition of Bank Utama (Malaysia) Berhad by RHB Bank.

AmMerchant Bank, on behalf of RHB, is pleased to announce that holders holding 83.25% of the Bonds 97/02 have on 24 June 2002, approved the proposed amendments to the terms of the Trust Deed ("Proposed Amendments") and proposed redemption ("Proposed Redemption") of the Bonds 97/02.

2. DETAILS OF THE PROPOSALS

The details of the Proposals are as follows:-

2.1 Proposed Amendments

a) Maturity date of the Bonds 97/02

The tenure of the Bonds 97/02 is proposed to be extended for a further period of six (6) months, from 25 June 2002 until 25 December 2002 (the "Extended Period"). An extension fee of 0.25% of the aggregate nominal value of the Bonds 97/02 will be paid to the holders of the Bonds 97/02 ("Bondholders") on 25 June 2002 in consideration of the Extended Period.

b) Interest rate

The interest rate on the Bonds 97/02 is proposed to be increased from 2.5% per annum to 8.5% per annum and will be calculated on the aggregate nominal value of the Bonds 97/02 from 25 June 2002 until the date of redemption of the Bonds 97/02.

c) Call option

It is proposed that as a new term to the Trust Deed, RHB be granted a call option on the Bonds 97/02. The proposed creation of a call option will allow RHB the right, but not the obligation, to redeem the Bonds 97/02 at its nominal value at any time during the Extended Period.

2.2 Proposed Redemption

RHB is proposing to fully redeem the Bonds 97/02 via an exchange of the Bonds 97/02 with the RM800 million RHB Bank Sub-Debt upon exercise of the call option mentioned above or, at expiration of the Extended Period on 25 December 2002, whichever is earlier.

The terms of the RHB Bank Sub-Debt can only be finalised closer to the date of its issuance based on market conditions prevailing at that time. Notwithstanding that, the RHB Bank Sub-Debt will have a coupon rate that commensurates with the yields of similarly rated debt instruments at the time of issue to ensure fair pricing and marketability of the RHB Bank Sub-Debt in the secondary market thereafter, subject to a minimum coupon rate of 6.85% per annum based on the existing AA3 rating assigned to the RHB Bank Sub-Debt by Rating Agency Malaysia Berhad.

Additionally, Bondholders will be able to obtain a cash exit should they wish to do so given that a number of financial institutions have given their commitments to place out for cash the RHB Bank Sub-Debt on behalf of Bondholders.

Please refer to Appendix I and II for details of the revised salient terms of the Bonds 97/02 and indicative terms of the RHB Bank Sub-Debt respectively.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Amendments

a) Extension of the Maturity Date of the Bonds 97/02

In view of the various relevant approvals required from the regulatory bodies, RHB expects the Proposed Group Restructuring Scheme to be completed in the fourth quarter of 2002. Accordingly, the RHB Bank Sub-Debt is expected to be issued to RHB only in the fourth quarter of 2002.

Therefore, to coincide with the expected issuance date of the RHB Bank Sub-Debt that forms the source of repayment for the Bonds 97/02, RHB is proposing to extend the maturity of the Bonds 97/02 by six (6) months, from 25 June 2002 to 25 December 2002. RHB will pay an extension fee of 0.25% of the aggregate nominal value of the Bonds 97/02 to all the Bondholders on 25 June 2002 in consideration for the extension of the maturity date of the Bonds 97/02 to 25 December 2002.

b) Increase in Interest Rate

RHB is proposing to increase the interest rate on the Bonds 97/02 from the existing 2.5% per annum to 8.5% per annum for the period from 25 June 2002 until the date of redemption of the Bonds 97/02 to reflect the same yield-to-maturity at the time the Bonds 97/02 were issued.

d) Creation of a call option

The creation of a call option will allow RHB the flexibility to redeem the Bonds 97/02 at any time prior to the extended maturity date in the event that RHB is able to obtain the requisite approvals earlier than expected and the RHB Bank Sub-Debt is issued to RHB by RHB Bank before the extended maturity date of the Bonds 97/02 of 25 December 2002.

3.2 Proposed Redemption

The redemption of the Bonds 97/02 via an exchange with RM800 million of RHB Bank Sub-Debt to be received by RHB will allow RHB to fully repay and retire the Bonds 97/02. Additionally, Bondholders will be able to obtain a cash exit should they wish to do so given that a number of financial institutions have given their commitment to place out for cash the RHB Bank Sub-Debt on behalf of Bondholders.

4. EFFECTS OF THE PROPOSALS

The effects of the Proposals are as follows:

a) Share Capital

The Proposals will not have any effect on the share capital of RHB.

b) Net Tangible Assets

The Proposals are not expected to have any material effect on the net tangible assets of RHB.

c) Earnings

The Proposals are not expected to have any material effect on the earnings of the RHB Group for the financial year ending 30 June 2002.

d) Substantial Shareholdings

The Proposals will not have any effect on the substantial shareholdings structure of RHB.

5. CONDITIONS OF THE PROPOSALS

The Proposals are subject to approvals being obtained from the following parties:-

a) The Securities Commission ("SC");
b) Bank Negara Malaysia, which was obtained on 11 June 2002 and 21 June 2002 respectively; and
c) Bondholders, which was obtained on 24 June 2002.

6. DIRECTORS' AND/OR SUBSTANTIAL SHAREHOLDERS' INTEREST

None of the Directors, and/or substantial shareholders of RHB or persons connected with them have any interest, direct or indirect, in the Proposals.

7. DIRECTORS' STATEMENT

The Board of Directors of RHB is of the opinion that the Proposals are in the best interests of the RHB Group and the Bondholders.

8. ADVISER

RHB has appointed AmMerchant Bank as the Adviser with respect to the Proposals.

9. ESTIMATED TIME FOR COMPLETION

Barring any unforeseen circumstances, the Proposals are expected to be completed by the fourth quarter of 2002.

This announcement is dated 24 June 2002.

APPENDIX I

REVISED PRINCIPAL TERMS OF THE BONDS 97/02

Nominal Value	:	RM800,000,000 nominal value of 8.5% Redeemable Secured Bonds 1997/2002.
Issue Price	:	100% of the nominal value of the Bonds 97/02.
Form, Denomination and Transfer	:	The Bonds 97/02 have been issued in registered form and in denominations of RM1,000,000. Each Bond 97/02 will have a nominal value of RM1.00 and is transferable in integral multiples of RM1,000,000 by an instrument of transfer in writing in the usual and common form as constituted in the Trust Deed or such other form as the Directors may approve.
Tenure	:	Five and a half (5 1/2) years and one (1) day, from 25 June 1997 to 25 December 2002.
Interest Rate	:	Two point five per centum (2.5 %) per annum (less any Malaysian income tax applicable thereto which is required to be deducted) payable semi-annually and in arrears on the relevant interest payment date until 24 June 2002. Thereafter, interest will be calculated at the rate of eight point five per centum (8.5%) per annum (less any Malaysian income tax applicable thereto which is required to be deducted) payable semi-annually and in arrears on the relevant interest payment date from 25 June 2002 to the date of redemption of the Bonds 97/02.
Call Option	:	Call option created to grant the Company the right but not the obligation to redeem the aggregate nominal value of the Bonds 97/02 at any time within the period from 25 June 2002 to 25 December 2002. The Company will provide Bondholders with a notice to exercise the call option fourteen (14) business days ("business day" as defined under the Trust Deed") prior to the exercise date and in the manner consistent with the provision for service of redemption notice in the Trust Deed.
Redemption	:	Unless previously purchased or redeemed, the Bonds 97/02 will be fully redeemed at its nominal value via an exchange with RM800 million nominal value of RHB Bank Berhad Tier II Subordinated Debt on the exercise date of its call option or on 25 December 2002, whichever is earlier, provided that:- (i) no later than two (2) months prior to the expiry of the Extended Period, a placement or underwriting agreement shall have been executed between the Trustee or such other trustee appointed and approved by the Bondholders and financial institutions or their agent (collectively the "Underwriters") to place out for cash the RHB Bank Sub-Debt or a repackaged instrument thereof at the nominal value of the RHB Bank Sub-Debt and at an arranger, cum placement or underwriting fee totalling not more than 0.5% of the nominal value of the RHB Bank Sub-Debt to be placed out, which arranger, cum placement or underwriting fee shall be borne by the Bondholders; and

		(ii) for the purposes of the arrangement under sub-paragraph (i) above, the Bondholders shall no later than two (2) months from the date of the Bondholders' approval of the Revised Proposals irrevocably issue a written instruction to the Trustee or such other trustee appointed and approved by the Bondholders stating whether the Bondholders opt to retain all or part of the RHB Bank Sub-Debt or whether the Bondholders would opt to have all or part of the RHB Bank Sub-Debt placed out for cash by the Underwriters pursuant to the placement or underwriting arrangement set out in sub-paragraph (i) above, failing which the relevant Bondholders shall be deemed to have opted to retain all the RHB Bank Sub-Debt.
Security	:	The Bonds 97/02 are secured on the terms set out in the Trust Deed and memorandum of deposit of shares in favour of the trustee on trust for the benefit of Bondholders and the Company shall make available to the trustee additional securities in the form of shares which are quoted on the KLSE, cash deposits, bank guarantees and/or standby letters of credit issued by financial institutions acceptable to the trustee and/or such other assets or form of security (including without limitation real property) in order to comply with the security margin requirement.
Security Margin	:	The Company shall at all times maintain a security margin of at least 180% of the security coverage as defined under the Trust Deed until the date of redemption of the Bonds 97/02.
Trust Deed	:	The Bonds 97/02 are constituted by a trust deed and subsequent supplemental deeds and agreement executed between the Company and a duly authorised trustee, Mayban Trustee Berhad, who acts for the benefit of Bondholders.
Taxation	:	All payments of principal and/or interest in respect of the Bonds 97/02 shall be made after deducting or withholding any amount for or on account of any present or future taxes or duties of whatsoever nature imposed by the relevant authorities.
Listing Status	:	The Bonds 97/02 are not listed on the KLSE or any other stock exchange but it is traded under the RENTAS system operated by BNM.
Governing Law	:	The Laws of Malaysia.

APPENDIX II

REVISED INDICATIVE PRINCIPAL TERMS OF THE RHB BANK SUB-DEBT

Issuer	:	RHB Bank Berhad
Issue	:	RM1,600,000,000 Nominal Value of Tier II Subordinated Debt (Indicative only where RM800 million nominal value of RHB Bank Sub-Debt will be exchanged with Bondholders to redeem RM800 million of Bonds 97/02 while the remaining RM800 million RHB Bank Sub-Debt will be placed out by RHB. The exact amount of the RHB Bank Sub-Debt to be issued will be determined upon finalisation of the purchase consideration for the proposed acquisition of Bank Utama (Malaysia) Berhad following a due diligence of the same).
Issue Price	:	The amount of the proceeds to the issuer will equal to 100% of the par value of the RHB Bank Sub-Debt.
Maturity Date	:	Ten (10) years from the issue date.
Rating	:	AA3, being the long-term rating assigned by Rating Agency Malaysia Berhad.
Interest rate	:	*To be determined based on market yield of similarly rated debt instruments at a date* closer to issue date via a book-building exercise, subject to a minimum coupon rate of 6.85% per annum based on the existing AA3 rating.
Redemption	:	The principal amount of the RHB Bank Sub-Debt can be redeemed at par, at the option of the issuer on the date 5 years after the issue date ("First Redemption Date"). Thereafter, the principal of the RHB Bank Sub-Debt can be redeemed at premium at the option of the issuer at each anniversary after the First Redemption Date until the final maturity date. Unless previously redeemed or purchased and cancelled, the principal of the RHB Bank Sub-Debt will be redeemed at a yield to be determined closer to issuance date.
Status & Subordination	:	The RHB Bank Sub-Debt will constitute direct, unconditional, unsecured and subordinated obligations of RHB Bank. In the event of winding up or liquidation of RHB Bank, the rights and claims of the RHB Bank Sub-Debt holders shall be subordinated to the rights and claims of depositors and all other senior creditors of RHB Bank.
Other Terms	:	The other terms of the RHB Bank Sub-Debt will be in accordance with BNM's guidelines on issuance of subordinated debt which qualifies as Tier-II capital.

EXHIBIT D

General Announcement
Reference No MM-020702-59718

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	02/07/2002

Type : **Announcement**

Subject : **RASHID HUSSAIN BERHAD ("RHB" OR THE "COMPANY")**

- PROPOSED AMENDMENTS TO THE TERMS OF THE TRUST DEED AND PROPOSED REDEMPTION OF THE RASHID HUSSAIN BERHAD RM800 MILLION NOMINAL AMOUNT OF 2.5% PER ANNUM REDEEMABLE SECURED BONDS 1997/2002 ("BONDS 97/02")

(HEREINAFTER TO BE REFERRED TO AS THE "PROPOSALS")

Contents :

We refer to our announcement dated 24 June 2002 in relation to the approval of the bondholders for the Proposals.

AmMerchant Bank Berhad ("AmMerchant Bank") *(formerly known as Arab-Malaysian Merchant Bank Berhad)*, on behalf of RHB is pleased to announce that the Securities Commission ("SC") has, vide their letter dated 26 June 2002, approved the Proposals subject to the following main conditions:-

(i) RHB obtains bondholders approval for the Proposals.

As set out in the earlier announcement dated 24 June 2002, RHB had obtained bondholders' approval on 24 June 2002;

(ii) Full disclosure is made to all bondholders that the underwriting/placement arrangements for the proposed cash exit for the bondholders have yet to be finalized. Disclosure is also to be made on the risks involved in the event the underwriting/placement arrangements are not implemented.

At a meeting with the bondholders on 19 June 2002 followed by a letter from RHB to the bondholders dated 20 June 2002, RHB had informed bondholders that based on the commitments received from several financial institutions, bondholders could opt for a cash exit in the event they do not wish to retain the RHB Bank Berhad Tier II subordinated debt ("RHB Bank Sub-Debt") that the bondholders will receive pursuant to the redemption of the Bonds 97/02. As part of the overall arrangements, bondholders will have to inform the Trustee of the Bonds 97/02 or such other trustee appointed by the bondholders no later than two (2) months from the date of the bondholders' approval of the Proposals (i.e. by 24 August 2002) as to whether they wish to retain the RHB Bank Sub-Debt or have all or part of the RHB Bank Sub-Debt placed out for cash by underwriters to be appointed by the Trustee on behalf of bondholders.

As such, the bondholders are and have been made fully aware that the underwriting/placement agreement will only be finalised after all bondholders have reverted to the Trustee on their respective positions. RHB, as the issuer of the Bonds 97/02 will facilitate the underwriting/placement arrangement by assisting and working together with the Trustee to finalise the same and ensuring that an underwriting/placement agreement between the Trustee and the underwriters is in place no later than two (2) months prior to the expiry of the Bonds 97/02 (i.e. by 25 October 2002).

In the event that the relevant agreement for the underwriting/placement of the RHB Bank Sub-Debt between the underwriters to be appointed and the Trustee (on behalf of bondholders) is not entered into by 25 October 2002, bondholders will have such recourse against RHB based on the provisions of the trust deed constituting the Bonds 97/02;

(iii) Approvals are obtained from all relevant authorities.

Approval from Bank Negara Malaysia was obtained vide their letters dated 11 June 2002 and 21 June 2002; and

(iv) To ensure that:-

(a) the Proposals do not contravene the provisions in the trust deed or any relevant laws; and
(b) all relevant parties agree with the Proposals and if necessary, approval has been obtained from these parties prior to implementation of the Proposals.

This announcement is dated 2 July 2002.

EXHIBIT E

General Announcement
Reference No MM-020724-60974

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	24/07/2002

Type : **Announcement**

Subject : **RASHID HUSSAIN BERHAD ("RHB" OR "COMPANY");
RHB CAPITAL BERHAD ("RHB CAPITAL"); AND
RHB SAKURA MERCHANT BANKERS BERHAD ("RHB SAKURA")**

- PROPOSED ACQUISITION OF BANK UTAMA (MALAYSIA) BERHAD ("BANK UTAMA") BY RHB BANK BERHAD ("RHB BANK BERHAD") ("PROPOSED ACQUISITION OF BANK UTAMA");

- PROPOSED TRANSFER AND ACQUISITION OF RHB LEASING SDN BHD AND RHB CAPITAL PROPERTIES SDN BHD;

- PROPOSED SCHEME OF ARRANGEMENT TO PRIVATIZE RHB SAKURA;

- PROPOSED ACQUISITION AND TRANSFER OF SECURITIES AND SECURITIES RELATED BUSINESS ENTITIES FROM RHB CAPITAL TO RHB SAKURA;

- PROPOSED VOLUNTARY PARTIAL OFFER BY RHB TO INCREASE ITS EQUITY INTEREST IN SHARES AND WARRANTS OF RHB CAPITAL UP TO A MAXIMUM OF 75%; AND

- PROPOSED REPAYMENT OF BORROWINGS BY RHB AND RHB CAPITAL.

(COLLECTIVELY REFERRED TO AS "PROPOSED GROUP RESTRUCTURING SCHEME")

Contents :

1. INTRODUCTION

We refer to our announcements dated 20 March 2002 and 24 June 2002 **("Announcement")** in relation to the Proposed Group Restructuring Scheme.

AmMerchant Bank Berhad (formerly known as Arab-Malaysian Merchant Bank Berhad) **("AmMerchant Bank")**, on behalf of RHB, RHB Capital and RHB Sakura **("RHB Group" or "Group")** is pleased to announce the following revisions and developments in relation to the Proposed Group Restructuring Scheme.

2. PROPOSED ACQUISITION OF BANK UTAMA

As stated in the Announcement, RHB Bank is proposing to acquire the entire equity interest of Bank Utama comprising 800,000,000 ordinary shares of RM1.00 each from Utama Banking Group Berhad **("UBG")** for a purchase consideration based on 2.0 times the adjusted Net Tangible Assets **("NTA")** value of Bank Utama as at the last day of the calendar month preceding the fulfillment of all the conditions precedent **("Final Purchase Price")**.

Following a due diligence exercise carried out by KPMG on Bank Utama, based on the audited NTA of Bank Utama as at 31 December 2001, RHB, RHB Bank and UBG have mutually arrived at the adjusted NTA of Bank Utama as at 31 December 2001 ("First NTA") of approximately RM783.6 million. The indicative purchase price based on the First NTA is RM1.567 billion. KPMG shall continue to undertake due diligence review of Bank Utama until the date of the completion accounts (i.e. when all conditions precedent for the Proposed Acquisition of Bank Utama have been fulfilled) for the purposes of determining the final NTA and in turn the Final Purchase Price.

3. PROPOSED REVISION

3.1 Revision to the composition of the RHB Bank Sub-Debt

As stated in the Announcement, the RHB Bank Sub-Debt to be issued to RHB will be equivalent in value to the Final Purchase Price. Following the finalisation of the funding requirements by RHB Bank and also taking into account the prevailing market conditions and interest rates, the RHB Bank Sub-Debt is now proposed to comprise the following:-

(a) RM800 million nominal value ten (10) year subordinated-debt **("RM Sub-Debt")**; and

(b) USD200 million nominal value ten (10) year bonds (RM760 million equivalent) with an option to increase the issue size to USD250 million depending on demand and market conditions and the amount of the Final Purchase Price ("USD Sub-Debt").

The indicative terms of the USD Sub-Debt is set out in Appendix I.

3.2 Revision to the mode of consideration for the Proposed SOA

As stated in the Announcement, the proposed privatization of RHB Sakura will be effected via a scheme of arrangement pursuant to Sections 176 and 178 of the Companies Act, 1965 whereby RHB Capital will acquire the remaining 165,888,605 ordinary shares of RM1.00 each (not held by RHB Capital) representing 49% equity interest in RHB Sakura for a consideration of RM4.00 per RHB Sakura share to be satisfied through RM2.00 in cash and the proposed issuance of RM2.00 nominal amount of redeemable unsecured bonds in RHB Capital **("RHB Capital Bonds")** for every one (1) RHB Sakura share acquired **("Proposed SOA")**.

The mode of consideration for the Proposed SOA has now been revised from RM2.00 cash and RM2.00 RHB Capital Bonds for every one (1) RHB Sakura share held to RM4.00 cash for every one (1) RHB Sakura share held.

The additional cash consideration of RM331.8 million shall be funded from the proceeds from the proposed issuance of the RHB Capital Bonds (details as set out in Section 3.3 below).

The revision to the mode of satisfying the consideration for the Proposed SOA was made after taking into consideration that the minority shareholders of RHB Sakura may face difficulties in liquidating the RHB Capital Bonds. The revised consideration of RM4.00 cash is therefore expected to increase the attractiveness of the Proposed SOA.

3.3 Variation to the issue size of the RHB Capital Bonds

RHB Capital is now proposing to increase the issue size of the RHB Capital Bonds to RM500 million from approximately RM331.8 million as announced previously. The proceeds from the issuance of the RHB Capital Bonds are proposed to be utilized as follows: -

- RM331.8 million to satisfy part of the total cash consideration for the Proposed SOA, as explained in Section 3.2 above;
- RM150 million to redeem the existing RHB Capital RM150 million bonds which are due to mature on 31 May 2004 ("Bonds 01/04"); and
- The balance of RM18.2 million for working capital purposes.

The increase in amount of the RHB Capital Bonds from RM331.8 million to RM500 million will not have any material financial effect on RHB Capital given that the additional amount of RM162.2 million will be substantially utilized for the early redemption of the existing Bonds 01/04 of RM150 million.
The indicative terms of the RHB Capital Bonds are set out in Appendix II.

4. PROPOSED EMPLOYEES' SHARE OPTION SCHEME ("ESOS") BY RHB AND RHB SAKURA

On 30 November 1998, RHB Capital and RHB Sakura had announced a proposal to implement an ESOS for eligible employees and directors of their respective group of companies. As stated in the Announcement, RHB is proposing to implement an ESOS for the employees of RHB and its subsidiaries. The respective Boards of RHB Capital and RHB Sakura have therefore resolved on 22 July 2002 to abort the respective proposed ESOS of RHB Capital and RHB Sakura.

This announcement is dated 24 July 2002.

APPENDIX I

Indicative Principal Terms of the USD Sub-Debt

Issuer	:	RHB Bank
Issue	:	Subordinated bonds (**"Bonds"**) due 2012, callable with step-up in 2007.
Issue Currency and Principal Amount	:	US$200 million (with greenshoe option to increase to US$250 million, if required).
Subordinated Rating	:	To be obtained
Purpose	:	For the capitalization of RHB Bank's Tier II capital pursuant to the Proposed Acquisition of Bank Utama
Issue Date	:	To be determined.
Maturity Date	:	10 years from the Issue Date.
Call Date	:	5 years from the Issue Date.
Coupon	:	To be determined.
Revision of Coupon	:	Unless redeemed on the Call Date, the Bonds shall bear a coupon equivalent to the revised coupon from Year 6 onwards until Maturity Date.
Price Fixing Date	:	To be determined.
Interest Payments	:	Interest will be payable semi-annually in arrears until and including the Maturity Date and will be calculated on the basis of the actual number of days elapsed in a 360-day year.
Issue Price	:	100%.
Redemption Price	:	100%.
Mandatory Redemption	:	Unless previously redeemed, purchased and cancelled, the Bonds will be redeemed at their principal amount 10 years from the date of issue.
Optional Redemption	:	The Bonds will be redeemable, at the option of the Issuer subject to the prior written approval of BNM, at the fifth anniversary by giving to the Trustee and the Bondholders at least 30 days' notice.
Early redemption	:	The Bonds will be redeemable at the option of the Issuer prior to maturity only for tax reasons.

Mode of Issue	:	To be issued on a book-building basis.
Form & Denomination of the Notes	:	The Bonds will be issued in bearer form, in a denomination of US$100,000 each.
Subordinated	:	The Bonds and the coupons will constitute direct, and unsecured subordinated obligations of the Issuer and rank *pari passu* and without any preference among themselves. The rights of the Bondholders against the Issuer to payment of principal and interest are subordinated to the claims of all senior creditors.
Negative Pledge	:	None.
Listing	:	The Bonds are expected to be listed on a stock exchange to be detemined.
Issuing and Paying Agent	:	To be appointed.
Trustee	:	To be appointed.
Selling Restrictions	:	Selling Restrictions as may be required in connection with the offering and sale of the Bonds as applicable in the relevant jurisdictions.
Governing Law	:	English Law and the non-exclusive jurisdiction of the English courts.

APPENDIX II

Indicative Principal Terms of the RHB Capital Bonds

Issuer	:	RHB Capital
Issue	:	5-Year Redeemable Unsecured Bonds ("Bonds") Issue.
Nominal Amount	:	RM500,000,000.
Primary Subscriber	:	To be determined
Facility Agent & Issuing Agent	:	To be appointed.
Trustee	:	To be appointed by the Arranger in consultation with the Issuer.
Paying & Depository Agent	:	BNM.
Rating	:	To be determined
Mode of Issue	:	To be issued on a bought deal basis without Prospectus. The Bonds will not be listed on the KLSE.
Selling Restrictions	:	The Bonds shall not be sold to any person(s) except those that fall under the ambit of Schedule 2 and 3 and also falling under either Schedule 4 or 5 of the Securities Commission Act, 1993 (as amended by the Securities Commission (Amendment) Act 2000).

Form and Denomination	:	The Bonds will be represented by a Global Certificate to be deposited with BNM and shall be deposited under the Scriptless Securities Trading System ("SSTS") maintained by BNM. The Bonds will be in such denomination to be agreed between the Issuer and the Arranger and in any event, not less than RM1,000 and in multiples of RM1,000,000 nominal value each.
Issue Price	:	To be determined.
Maturity Date	:	5 years from the Issue Date.
Mandatory Redemption	:	The Bonds unless previously redeemed or cancelled, shall be redeemed at the price of 100% of the nominal value of the Bonds at the Maturity Date.
Coupon Rate	:	To be determined.
Coupon Period	:	Six (6) monthly in arrears beginning from the Issue Date and every six (6) months thereafter.
Status of the Bonds	:	The Bonds will constitute direct, unsecured, unsubordinated and unconditional obligations of the Issuer ranking pari-passu without any preference or priority among themselves and with all other present and future unsecured obligations of the Issuer other than such obligations as may be preferred by law.
Governing Laws	:	Laws of Malaysia and the non-exclusive jurisdiction of the Courts of Malaysia.

EXHIBIT F

General Announcement
Reference No MM-020812-64503

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD (FORMERLY KNOWN AS ARAB-MALAYSIAN MERCHANT BANK BERHAD)
Company Name	:	RASHID HUSSAIN BERHAD
Stock Name	:	RHB
Date Announced	:	12/08/2002

Type : **Announcement**

Subject : **RASHID HUSSAIN BERHAD ("RHB" or "COMPANY")**
RHB CAPITAL BERHAD ("RHB CAPITAL")
RHB SAKURA MERCHANT BANKERS BERHAD ("RHB SAKURA")

- PROPOSED ACQUISITION OF BANK UTAMA (MALAYSIA) BERHAD BY RHB BANK BERHAD ("PROPOSED ACQUISITION OF BANK UTAMA");

- PROPOSED TRANSFER AND ACQUISITION OF RHB LEASING SDN BHD AND RHB CAPITAL PROPERTIES SDN BHD;

- PROPOSED SCHEME OF ARRANGEMENT TO PRIVATIZE RHB SAKURA;

- PROPOSED ACQUISITION AND TRANSFER OF SECURITIES AND SECURITIES RELATED BUSINESS ENTITIES FROM RHB CAPITAL TO RHB SAKURA;

- PROPOSED VOLUNTARY PARTIAL OFFER BY RHB TO INCREASE ITS EQUITY INTEREST IN SHARES AND WARRANTS OF RHB CAPITAL UP TO A MAXIMUM OF 75%; AND

- PROPOSED REPAYMENT OF BORROWINGS BY RHB AND RHB CAPITAL.

("COLLECTIVELY REFERRED TO AS "PROPOSED GROUP RESTRUCTURING SCHEME)

Contents:

We refer to our announcement dated 20 March 2002 in relation to the Proposed Group Restructuring Scheme.

AmMerchant Bank Berhad *(formerly known as Arab-Malaysian Merchant Bank Berhad)* ("AmMerchant Bank"), on behalf of RHB, RHB Capital and RHB Sakura, wishes to announce that the Foreign Investment Committee has vide its letter dated 6 August 2002 which was received today, approved the Proposed Group Restructuring Scheme.

The Proposed Group Restructuring Scheme are still subject to, inter-alia, the approvals of the Securities Commission and the shareholders of RHB, RHB Capital and RHB Sakura.

This announcement is dated 12 August 2002.